Exhibit 99.1

Jaguar Mining Inc. Announces Q3 2014 Results

JAG – TSX-V

TORONTO, Nov. 12, 2014 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX-V) today announced the financial and operating results for the third quarter ended September 30, 2014.

Financial Highlights

•	Revenues during Q3 2014 and YTD 2014 were $29.1 million and $90.6 million, respectively, compared with revenues of $32.1 million and $105.7 million, respectively, for the corresponding 2013 periods;
•	The average realized price per ounce of gold during Q3 2014 and YTD 2014 were $1,279 and $1,278 respectively, compared to $1,331 and $1,461, respectively, for the corresponding periods in 2013;
•	22,681 ounces of gold were sold during Q3 2014 and 70,864 ounces were sold during YTD 2014, while 24,111 and 72,347 ounces of gold were sold during the corresponding 2013 periods;
•	Gold bullion of 2,057 ounces remained unsold at September 30, 2014 (1,698 ounces at December 31, 2013);
•	On April 22, 2014, the Company concluded a series of actions that (i) extinguished $268.5 million of outstanding indebtedness, (ii) obtained interest forgiveness of $10.5 million, (iii) extended the repayment terms of its senior secured debt facility, (iv) concluded a $50.0 million equity financing and (v) changed its executive management team;
•	As at September 30, 2014, the Company had cash and bullion-on hand of $21.5 million ($11.1 million at December 31, 2013).

Operational Highlights

•	22,374 ounces of gold were produced during Q3 2014 and 69,601 YTD 2014, compared to 26,300 in Q3 2013 and 73,639 YTD 2013;
•	The 15% or 3,926 ounce decrease in production during Q3 2014 compared to Q3 2013 is largely due to a new focus on more profitable higher grade tonnes which led to a 12% reduction in tonnes processed at the Turmalina Mine Complex. The tonnage decrease also allowed corrective maintenance and major rebuilds to be carried out at Turmalina. A 19% reduction in tonnes processed at the Caeté Mine Complex, was due in part to reduced equipment availability, and also increased grade control initiatives;
•	The 'average recovery grade' (the recalculated head-grade) during Q3 2014 increased 2% to 3.13 grams per tonne compared to 3.06 grams per tonne in Q3 2013. However, on a year-to-date basis, the average recovery grade was 3.03 grams per tonne compared to 3.11 grams per tonne for the nine months ended September 30, 2013. An increased focus on grade resulted in a slight improvement in grade in Q3 2014. More significant improvements in grade await the results of the catch-up development and definition drilling ahead of production, part of a turnaround initiative at each mine;
•	Q3 2014 cash-operating-costs per ounce of gold produced were $969 compared to $847 during Q3 2013, an increase of $122 per ounce,
•	The 14% or $122 per ounce increase in cash-operating-costs during Q3 2014 is due to an increase of $62 per ounce in mining costs, as a result of catch-up maintenance activities, while $61 per ounce is due to less ounces being produced in Q3 2014 compared to Q3 2013, therefore a higher amount of fixed costs were incurred on a per ounce basis;
•	For the nine-month-ended September 30, 2014, cash-operating-costs per ounce of gold produced were $950, an increase of $84 per ounce, compared to $866 during the same period in 2013;
•	The 10% or $84 per ounce increase in cash-operating-costs YTD 2014 is primarily due to less ounces being produced YTD 2014 compared to YTD 2013, partially as a result of lower equipment availability and slightly lower grade, therefore a higher amount of fixed costs were incurred on a per ounce basis;
•	Q3 2014 all-in sustaining costs per ounce sold (AISC) were $1,494 compared to $1,191 per ounce during Q3 2013, an increase of $303 per ounce;
•	The 25% or $303 per ounce increase in AISC's is primarily due to a $122 per ounce increase in cash-operating-costs (as shown above), $2.2 million of increased equipment capital expenditures in Q3 2014 compared to Q3 2013, representing $99 per ounce and $1.0 million of increased primary development at the Turmalina Mine, compared to Q3 2013, representing $43 per ounce.
•	For the nine months ended September 30, 2014, AISC's per ounce of gold sold were $1,353, compared to $1,358 for the nine months ended September 30, 2013;
•	311,479 tonnes of material was mined during Q3 2014 compared to 337,370 tonnes during Q3 2013, representing a decrease of 8%. On a year-to-date basis, 914,981 tonnes were mined compared to 1,059,545 for the nine months ended September 30, 2013, representing a decrease of 14%;
•	For both the three and nine months ended September 30, 2014, the average gold recovery rate was 89% compared to 88% for both comparable 2013 periods;
•	During Q3 2014, the Company disclosed drilling results, highlighting 15.32 grams per tonnes over 19.0 meters, from resource expansion drilling at the Turmalina mine Ore Body A. The news release included reference to several high-grade intercepts generated up to 100 meters down-plunge of existing mine development.

Corporate Highlights

•	During Q3 2014, the Company announced the appointment of Neil Hepworth as Chief Operating Officer. Neil has many years of operational experience and is a qualified geotechnical and mining engineer and is based at the Company's principal office in Belo Horizonte, Brazil;
•	The Company's new executive management team has embarked on an in-depth review of all operations and has formulated a comprehensive action plan that, it believes, could lead to an operational turnaround and reduced operating costs. A key feature of the plan is undertaking a comprehensive program of definition/delineation drilling and accelerated mine development that management believes, is needed at all three operating mines;
•	Following the first nine months of 2014, Jaguar is on track achieve the lower half of its annual production target of 90,000-100,000 ounces.

Financial and Operational Highlights
($ thousands, except where indicated)	For the three months ended September 30		For the nine months ended September 30
	2014	2013	2014	2013
Financial Data
Revenue	$ 29,015	$ 32,082	$ 90,596	$ 105,679
Production costs	22,312	20,451	66,923	67,231
Gross margin (excluding depreciation)	6,703	11,631	23,673	38,448
Net (loss) income	(9,491)	(13,192)	221,393	(82,835)
Per share ("EPS")	(0.09)	(13.19)	3.36	(83.72)
EBITDA[1]	2,154	5,220	257,231	(30,764)
Sustaining capital expenditures[1]	7,361	4,567	16,484	18,416
Non-sustaining capital expenditures[1]	120	224	556	963
Total Capital Expenditures[2]	$ 7,481	$ 4,791	$ 17,040	$ 19,379
Operating Data
Average realized gold price ($ per ounce)[1]	$ 1,279	$ 1,331	$ 1,278	$ 1,461
Gold sold (ounces)	22,681	24,111	70,864	72,347
Gold produced (ounces)	22,374	26,300	69,601	73,639
Cash operating costs (per ounce produced)[1]	969	847	950	866
Cash operating costs (per ounce sold)[1]	984	848	944	929
All-in sustaining costs (per ounce sold)[1]	$ 1,494	$ 1,191	$ 1,353	$ 1,358
[1]Average realized gold price, sustaining and non- sustaining capital expenditures, cash operating costs and all-in sustaining costs and EBITDA are non-gaap financial performance measures with no standard definition under IFRS. Refer to the Non-IFRS Financial Performance Measures section of the MD&A.
[2]These amounts are presented on accrual basis. Capital expenditures are included in our calculation of all-in sustaining costs. Sustaining capital includes primary development for operating mines which are expected to benefit the next two years. Expenditures exceeding the two year time frame are disclosed as non-sustaining capex.

For more information on the financial and operating results, refer to www.jaguarmining.com or www.sedar.com.

Qualified Person

Wilson Miola, an independent "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this news release.

About Jaguar

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão.  The Company is actively exploring and developing additional mineral resources at its approximate 197,000 hectare land base in Brazil. Additional information is available on the Company's website at: www.jaguarmining.com.

FORWARD LOOKING STATEMENTS

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, statements related to the comprehensive action plan that, it believes, could lead to an operational turnaround and reduced operating costs and the comprehensive program of definition/delineation drilling and accelerated mine development that management believes, is needed at all three operating mines. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

Forward-Looking Statements involve known and unknown risks, uncertainties and other factors may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, among others the risk of the comprehensive action plan not leading to an operational turnaround and reduced operating costs and the risk of not being able to fully implement the comprehensive program of definition/delineation drilling and accelerated mine development that management believes is needed in all three mines, as well as those factors disclosed in the Company's current Annual Information Form and Management's Discussion and Analysis, as well as other public disclosure documents, available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plan, objectives and goals and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements.

These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors, which could cause results or events to differ from current expectations, include, among other things, actions taken against the Company by governmental agencies and securities and other regulators and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information: Derrick Weyrauch, Chief Financial Officer, (416) 628-9601, dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 18:00e 12-NOV-14